Exhibit 23.3

Independent Auditors’ Consent

The Board of Directors

Digital Realty Trust, Inc.:

We consent to (i) the incorporation by reference in the registration statement on Form S-3 of Digital Realty Trust, Inc. expected to be filed on April 25, 2007 of our report with respect to the statement of revenue and certain expenses of Unit 9 Blanchardstown Corporate Park for the year ended December 31, 2005, dated April 4, 2007, which report appears in the current report on Form 8-K expected to be filed on April 25, 2007, and (ii) the reference to our firm under the heading “Experts” in the registration statement and related prospectus. Our report refers to the fact that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of revenue and expenses.

/s/ KPMG

Dublin, Ireland

April 24, 2007